UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 14, 2014

0-18761

(Commission File Number)

Monster Beverage Corporation

(Exact name of registrant as specified in its charter)

Delaware	39-1679918
(Jurisdiction of Incorporation)	(IRS Employer Identification Number)

1 Monster Way
Corona, California 92879
(Address of registrant’s principal executive office)

(951) 739-6200

(Registrant’s telephone number)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒                        Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                          Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                          Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                          Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On August 14, 2014, the Company announced that it has entered into a long-term strategic partnership in the global energy drink category with The Coca-Cola Company.  On August 15, 2014, the Company will provide an investor presentation relating to the relationship, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information included in this Current Report on Form 8-K pursuant to this Item 7.01, including Exhibit 99.1 attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events

The press release announcing the strategic partnership in the global energy drink category with The Coca-Cola Company is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

This communication and the exhibits incorporated by reference herein do not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication and the exhibits incorporated by reference herein are not a substitute for any prospectus or any other document which may be filed with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of any documents filed with the SEC through the web site maintained by the SEC at www.sec.gov.

Item 9.01                                           Financial Statements and Exhibits.

(d)                                 Exhibits.

Exhibit No.	Description

99.1	Investor presentation dated August 14, 2014.

99.2	Press release issued on August 14, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MONSTER BEVERAGE CORPORATION

By:	/s/ Hilton H. Schlosberg
Hilton H. Schlosberg
Vice Chairman of the Board of Directors, President and
Chief Financial Officer

Date: August 14, 2014

Index to Exhibits

Exhibit No.	Description

99.1	Investor presentation dated August 14, 2014.

99.2	Press release issued on August 14, 2014.